SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Rowan Companies plc
(Name of Issuer)

Class A Ordinary Shares, $0.125 par value
(Title of Class of Securities)

G7665A101
(CUSIP Number)

Christian A. Asmar

Blue Harbour Group, LP

646 Steamboat Road

Greenwich, Connecticut 06830

(203) 422-6540

with a copy to:

Marc Weingarten, Esq.

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7665A101	SCHEDULE 13D/A	2 of 7 Pages

1	NAME OF REPORTING PERSON Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,992,812 Class A Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,992,812 Class A Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,992,812 Class A Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.97%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. G7665A101	SCHEDULE 13D/A	3 of 7 Pages

1	NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,992,812 Class A Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,992,812 Class A Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,992,812 Class A Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.97%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G7665A101	SCHEDULE 13D/A	4 of 7 Pages

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,992,812 Class A Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,992,812 Class A Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,992,812 Class A Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.97%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G7665A101	SCHEDULE 13D/A	5 of 7 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 21, 2014 (as amended, the "Schedule 13D") with respect to the Class A ordinary shares, $0.125 par value (the "Class A Ordinary Shares"), of Rowan Companies plc, a public limited company organized under the laws of England and Wales (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used $288,628,675 (excluding brokerage commissions) in the aggregate to purchase the Class A Ordinary Shares reported in this Schedule 13D.

The source of the funds used to acquire the Class A Ordinary Shares reported herein is the working capital of the Manager, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 22, 2016, Manager and Manager GP entered into a Nomination and Support Agreement with the Issuer (the "Nomination and Support Agreement"). Under the terms of the Nomination and Support Agreement, the Issuer agreed to (i) no later than five business days following execution of the Nomination and Support Agreement, appoint Charles L. Szews as a director of the Issuer; (ii) nominate Mr. Szews for election as a director of the Issuer at the Issuer's next annual general meeting of shareholders (the "Next Annual Meeting"); (iii) recommend that the Issuer's shareholders vote to elect Mr. Szews at the Next Annual Meeting; and (iv) use reasonable efforts (including the solicitation of proxies) to obtain the election of Mr. Szews at the Next Annual Meeting.

Under the Nomination and Support Agreement, Manager and Manager GP agreed to cause all Shares (as defined therein) beneficially owned, directly or indirectly, by them or by any of their respective affiliates over which they exercise or have voting authority, to be present for quorum purposes and to be voted at the Next Annual Meeting in favor of all directors nominated by the Board for election at the Next Annual Meeting. In addition, Manager and Manager GP agreed that during the Support Period (as defined therein), they will not initiate, take, encourage, or participate in any action to obtain representation on the Board or alter the composition of the Board or management.

The foregoing summary of the Nomination and Support Agreement is qualified in its entirety by reference to the full text of the Nomination and Support Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated by reference herein.

CUSIP No. G7665A101	SCHEDULE 13D/A	6 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate of 9,992,812 Class A Ordinary Shares, which Class A Ordinary Shares may be deemed to be beneficially owned by each of the Manager, Manager GP and Mr. Robbins, and which represent approximately 7.97% of the outstanding Class A Ordinary Shares. All percentages set forth herein are based upon a total of 125,420,778 Class A Ordinary Shares outstanding as of July 25, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2016, filed with the SEC on August 2, 2016.

For purposes of disclosing the number of Class A Ordinary Shares beneficially owned by each of the Reporting Persons, Manager, Manager GP and Mr. Robbins may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Class A Ordinary Shares that are owned beneficially and directly by the Reporting Persons. Each of Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such Class A Ordinary Shares for all other purposes.

(c) There have been no transactions in the Class A Ordinary Shares effected by the Reporting Persons during the past sixty days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 22, 2016, Manager and Manager GP entered into the Nomination and Support Agreement, the terms of which are described in Item 4 of this Amendment No. 2. A copy of such agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
2	Nomination and Support Agreement, dated August 22, 2016, by and among Manager, Manager GP and the Issuer.

CUSIP No. G7665A101	SCHEDULE 13D/A	7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 22, 2016

BLUE HARBOUR GROUP, LP
By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member
blue harbour holdings, llc
By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

By:	/s/ Clifton S. Robbins
Clifton S. Robbins